Exhibit 99.1

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

18 MAY 2007

United Utilities PLC ("the Company") announces that it received notification on 18 May 2007 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors and persons discharging managerial responsibility on 17 May 2007, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 766.0 pence per share.

Director	No. of Shares purchased
PHILIP GREEN	19
CHARLES CORNISH	19
LINDA BOOTH	20
GAYNOR KENYON	19
TIM WELLER	19
MARTIN BRADBURY	19
CLIVE ELPHICK	19

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Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".